EXHIBIT 12.1

                                 ALKERMES, INC.
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)


                                                                                                               Three Months
                                                                        Year Ended March 31,                      Ended
                                                       ----------------------------------------------------- ---------------
                                                         1998       1999       2000       2001       2002     June 30, 2002
------------------------------------------------------------------------------------------------------------ ---------------

FIXED CHARGES, PREFERRED STOCK DIVIDENDS
AND DEFERRED FINANCING COSTS:
Interest expense....................................     $1,629     $2,298     $3,652     $9,399     $8,876       $4,178
Estimated interest portion of rent expense*.........      1,085      1,271      1,567      1,864      2,413          856
Amortization of deferred financing costs............        ---        ---        ---        937        937         (234)
Preferred stock dividends...........................        ---      7,454      9,389      7,267        ---          ---
                                                       ----------------------------------------------------- ------------
Total fixed charges.................................     $2,714    $11,023    $14,608    $19,467    $12,226       $4,800
                                                       ===================================================== ============

Net loss                                               ($12,582)  ($41,057)  ($68,047)  ($16,869)  ($61,355)   ($113,127)
Add: fixed charges, preferred stock dividends and
deferred financing costs                                  2,714     11,023     14,608     19,467     12,226        4,800

                                                       ----------------------------------------------------- ------------

Deficiency of earnings to cover
fixed charges.......................................    ($9,868)  ($30,034)  ($53,439)    $2,598   ($49,129)   ($108,327)
                                                       ===================================================== ============


Ratio of earnings to fixed charges (1)..............        ---        ---        ---      0.13x        ---
                                                       ===================================================== ============


* This amount is the portion of rental expense under operating leases with management of the Company believes to approximate the interest factor (approximately one-third of rental expenses).

(1) For the fiscal years ended March 31, 1998, 1999, 2000, 2002 and for the three months ended June 30, 2002, earnings were insufficient to cover fixed charges. For this reason, no ratios are provided for these periods.